June 30, 2010

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of June 16, 2010, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer

Enclosure

Abbott Laboratories

Form 10-K for Fiscal Year ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 15, 2010

File No. 001-02189

Form 10-K for the fiscal year ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Review, page 26

1.                                       Refer to your response and proposed disclosure to our comment two.

•                  Please revise your proposed disclosure to indicate which projects are individually material.  Indicate in your disclosure both the qualitative and quantitative factors that you considered in making this determination.  For those projects that are individually material, please revise to disclose all the information listed in our prior comment two.  If information is not obtainable or if an amount or range of amounts cannot be estimated, specify in your disclosure which is the case, and disclose why.  We believe that this information is material to investors and unless you can demonstrate otherwise, we do not believe that it should be excluded based on your assertion that it would be detrimental to the company’s competitive position.

•                  Regarding your projects in the aggregate, please revise to disclose as part of the disclosure that you have proposed:

•                  Whether the cost to complete projects is expected to be material.  If so, disclose the estimated costs or a range of costs to complete such as a minimum and maximum amount to complete.  To the extent that you cannot estimate some or any of these estimates, disclose the reason why.

•                  If you do not believe or do not know whether your financial position will be adequate to finance the completion of your projects or you will need to seek financing to complete your projects, disclose which is the case and the expected effect on results of operations, financial position and liquidity.

Response:

Given the diversity of Abbott’s business, its intention to remain a broad-based healthcare company and the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations.  Factors considered included R&D expenses projected to be incurred for the project (compound or device) over the next year relative to Abbott’s total R&D spending as well as qualitative factors, such as marketplace perceptions and impact of a new product on Abbott’s overall market position.

While the aggregate cost to complete our numerous pharmaceutical and medical device projects currently in development is expected to be material, the total cost to complete will depend upon Abbott’s ability to successfully complete each project, the rate at which each project advances, and the ultimate timing for completion.  Given the potential for significant delays and the high rate of failure inherent in the research and development of new pharmaceutical and medical device products and technologies, it is not possible to accurately estimate the total cost to complete all projects currently in development.  However, we plan to manage our portfolio of projects over the near-term to achieve R&D spend equal to approximately 9 - 10% of sales each year.

We will include the statements above in our previously proposed disclosure.  We believe that our financial position will be adequate to finance the completion of our R&D projects.

Conclusion of TAP Pharmaceutical Products Inc. Joint Venture and Sale of Abbott’s Spine Business, page 33

2.                                       It is unclear why a confidential treatment request was requested in response to our comments three and four.  Please provide to us written substantiation in support of the need for confidential treatment of the information requested.  In addition, please:

•                  Resubmit your paper response and limit your Rule 83 request to only those portions of the response letter which must truly remain confidential;

•                  Submit an electronic version of the response letter as CORRESP and include all the non-confidential information in that letter; and

•                  Redact the information subject to the new Rule 83 request and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

Response:

Under the agreement to conclude the TAP Pharmaceutical Products, Inc. (TAP) joint venture, Abbott is required to collaborate in good faith with Takeda to obtain Takeda’s consent to any public disclosure with respect to the agreement.  Abbott was not able to obtain Takeda’s consent in time to meet your request that our response to your April 22, 2010 letter be submitted within 10 business days.  Therefore, we requested confidential treatment.  Given that we have now obtained Takeda’s consent to publicly disclose our response, we have included a copy of our previous paper response below so that it will be submitted electronically as CORRESP.

Response previously provided on May 6, 2010:

Conclusion of TAP Pharmaceutical Products Inc. Joint venture and Sale of Abbott’s Spine Business, page 33

3.              You disclose that you receive payments from Takeda based on specified development, approval and commercial events being achieved with respect to products retained by Takeda and payments from Takeda based on sales of products retained by Takeda, which are recorded as Other (income) expense, net as earned.  Please quantify the payments received and how these payments are recognized, as “as earned” is vague.  Also, clarify the time period these payments will terminate.

Response:

Abbott received payments from Takeda totaling $244 million based on the following events, as specified in the agreement to conclude the TAP Pharmaceutical Products, Inc. (TAP) joint venture:

•                  $71 million when a drug specified in the agreement was submitted by Takeda for FDA review and the New Drug Application (NDA) was not withdrawn within a specified time period,

•                  $47 million when the above drug was approved by the FDA and launched for commercial sale in the U.S.,

•                  $71 million when Takeda initiated a Phase III study for another specified drug and the drug’s Investigational New Drug application (IND) was not withdrawn from the FDA within a specified time period, and

•                  $55 million when the NDA for a third specified drug was approved by the FDA.

Abbott recorded the above amounts as Other Income when the specified event was achieved.

The agreement that concluded the TAP joint venture provides for 2 additional events, which if achieved, would result in the payment of additional milestones to Abbott.  One event will not occur as product development was discontinued and the other event does not appear likely.  If the latter event is not achieved, no additional accounting will be required for milestone payments.

Additionally, Abbott received royalty payments of $48 million, $174 million, and $21 million in the last 8 months of 2008, calendar year 2009, and the first three months of 2010, respectively, based on sales of products retained by Takeda, primarily the drug Prevacid.  Royalties are earned as Takeda sells Prevacid and other products and Abbott records these royalties as sales are made.  Abbott is entitled to receive payments based on Takeda’s sales of specified products through April 2013.  However, the amounts have declined significantly in 2010 due to generic competition on Prevacid.

In future Form 10-K filings, we will modify our disclosure to further explain “as earned”.  The disclosure will state (change highlighted in bold):

Abbott also receives payments based on specified development, approval and commercial events being achieved with respect to the products retained by Takeda and payments from Takeda based on sales of products retained by Takeda, which are recorded by Abbott as Other (income) expense, net when the specified event is achieved or as the applicable sales are made.

4.              We also note that the payments you made to Takeda related to certain research and development events not achieved on the development assets retained by Takeda ceased in 2009.  Please clarify why these payments ceased and no further payment is required which resulted in the company recognizing $797 million in other income.  In your response, please explain to us why you accrued the original $1.1 obligation in 2008 and reference for us the authoritative literature you relied upon to support your accounting.

Response:

The agreement that concluded the TAP joint venture included terms related to the sale of Abbott’s equity interest in TAP whereby Abbott would pay specified amounts if specified development-stage drugs received by Takeda did not progress to a targeted result by a targeted date.  Takeda reverted the license for one specified drug to the licensor after conclusion of the TAP joint venture and we were required to make payments to Takeda of $200 million and $83 million in 2008 and 2009, respectively.  The 2008 and 2009 payments were charged against the original $1.1 billion obligation.  Payments totaling an additional $797 million would have been required if FDA approval had not been obtained for two specified products within a targeted time period.  Takeda obtained approval for the two products in 2009 and as a result, the payments were no longer required and the $797 million obligation was derecognized.

Under ASC 450-30-25 (formerly paragraph 17 of FAS 5), “a contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.”  The contingent payments of $1.1 billion represent contingent gain on the exchange transaction.  If we had not accrued the original $1.1 billion obligation in 2008, the exchange of Abbott’s investment in TAP for TAP’s Lupron business would have resulted in a larger gain at close and in the recording of a contingent gain.  Under that accounting, when Abbott was required to make the payments of $200 million and $83 million that it made, Abbott would have been required to reverse the previously recorded gain related to the same matter.

Definitive Proxy Statement of Schedule 14A filed March 15, 2010

General

3.             We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

Abbott did not include any disclosure in response to Item 402(s) of Regulation S-K based on the statement found on page 17 of Release No. 33-9089 (Proxy Disclosure Enhancements, dated February 28, 2010), which states, “the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”

During 2009, Abbott, through its Human Resources department in coordination with Internal Audit, conducted a risk assessment of its compensation policies and practices for employees, including those related to its executive compensation programs.  Abbott’s risk assessment included a qualitative and quantitative analysis of its employee compensation and benefit programs, including those for its executive officers. Abbott also considered how these programs compare, from a design perspective, to programs maintained by other companies.  Based on this assessment, Abbott determined its compensation and benefit programs appropriately incent employees and any risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on Abbott.  The following factors were among those considered in making this determination:

•      Abbott’s long-established compensation structure has contributed to a corporate culture that encourages employees to regard Abbott as a career employer.  For example, Abbott’s U.S. employees participate in an Abbott sponsored defined benefit pension plan.  Equity awards (discussed in more detail below) also vest over multi-year periods.  Both forms of compensation encourage Abbott employees to consider the long-term impact of their decisions and align their interests with those of Abbott’s shareholders.

•      Abbott’s long-term incentive program focuses executives on longer-term operating performance and shareholder returns.  For 2009, Abbott’s officers received 64% of their total compensation in the form of long-term equity incentives (25% of which are stock options, vesting over multi-year periods and 75% of which are performance awards, which vest over a period of up to five years with not more than one-

third of the award vesting in any one year).  Abbott’s officers do not receive any of their long-term incentive compensation in cash.

•      Abbott’s annual incentive program places an appropriate weighting on earnings achievement by balancing it with other factors, such as those described in this comment response.  Since earnings are a key component of stock price performance, this aspect of Abbott’s compensation plan also promotes alignment with shareholder interests.

•      Abbott makes equity awards and sets grant prices at the same time each year, at the compensation committee’s regularly scheduled meeting.  In addition, Abbott does not award discounted stock options or immediately vesting stock options or restricted stock.

•      Abbott has share ownership guidelines for its officers, which promotes alignment with shareholder interests.

•      Abbott’s compensation committee has the ability to exercise downward discretion in determining annual incentive plan payouts.  Historically, and in 2009, the compensation committee exercised its discretion to deliver annual incentive plan awards below the maximums.

•      Abbott requires mandatory training on its codes of conduct and policies and procedures to educate its employees on appropriate behaviors and the consequences of taking inappropriate actions.

•      Abbott does not include certain design features that may have the potential to encourage excessive risk-taking, including: over-weighting toward annual incentives, highly leveraged payout curves, unreasonable thresholds, and steep payout cliffs at certain levels that may encourage short-term business decisions to meet payout thresholds.

This assessment was discussed with the Compensation Committee’s independent compensation consultant, Hewitt Associates LLC, which agreed with Abbott’s conclusions and with the Compensation Committee.  Hewitt also discussed Abbott’s compensation policies and practices, and informed the committee that the risks arising from Abbott’s compensation policies and practices are not reasonably likely to have a material adverse effect on Abbott.

The Board of Directors, page 8

4.     We note that you have included a general discussion of the qualifications, expertise and attributes of your directors.  Please note that Item 401(e) of regulation S-K requires disclosure of the specific “experience, qualifications, attributes or skills of directors and nominees on an individual basis.   Please revise your disclosure to address the

requirements of Item 401(e) on an individual director basis.  Your disclosure should address the specific experience, qualifications, attributes and skills of each director or nominee.  A mere listing of each director or nominee’s prior work experience is not sufficient.  Please revise accordingly.

Response:

Abbott believes its 2010 proxy statement discloses the information required by Item 401(e).   As stated on page 8 of that proxy statement, “Each director’s biography includes the particular experience and qualifications that led the board to conclude that the director should serve on the board.  The directors’ biographies are on pages 4 to 7.”

Each director is considered for nomination based on the totality of his or her background.  Each director’s proxy biography provides a comprehensive summary of that director’s business experience, educational background, community involvement, and the other factors that led the board to conclude that the director should serve on the board.

Although Abbott views its current proxy disclosure as compliant, to address the staff’s comment Abbott will include in future proxy statements enhanced disclosure that more explicitly describes the specific experience, qualifications, attributes and skills that led the board to conclude that each director or nominee should serve on the board.

Attachment A contains an example of our proposed disclosure in response to this comment.  It will be revised with appropriate updates and such other changes as are necessary to reflect the board’s conclusions in connection with the preparation of next year’s proxy statement.

Executive Compensation

Compensation Discussion and Analysis

Compensation Components

Performance-Based Annual Cash Incentives, page 14

5.     We note your disclosure that the company met or exceeded its pre-determined 2009 financial goals.  Please provide us with proposed disclosure for inclusion in your next annual report or 2010 proxy setting forth the specific financial goals and targets and quantifying such goals and targets, as appropriate.  For each Named Executive Officer, please discuss the specific pre-determined individual goals and confirm that you will state the level of achievement and explain how such achievement related to the amount of the final bonus award.

Response:

Attached is proposed language that will be included in future Compensation and Discussion and Analysis reports setting forth the specific financial goals under the Performance Incentive Plan (Abbott’s annual incentive program).

The additional guidance will outline the plan’s structure in tabular format, will include a specific description of Abbott’s performance against its earnings per share target, and will note that an evaluation of the officer’s overall performance is also a factor in determining the award.  However, providing specific named executive officer financial measure(s) of focus would compromise Abbott’s competitive position by allowing insight into business priorities, product launches and areas of focus/investment related to each of Abbott’s lines of business.  Therefore, we believe that information and the explanation provided in the CD&A is sufficient. However, with the inclusion of the program’s design and specific achievement against EPS, this will provide additional clarity for investors.  Disclosure beyond what is outlined above would result in competitive harm.

Attachment B contains our proposed disclosure in response to this comment.  It will be revised with appropriate updates.

Attachment A

Proposed enhancements are italicized and underscored

Nominees for Election as Directors

Robert J. Alpern, M.D.	Age 59	Director since 2008

Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine, New Haven, Connecticut

Dr. Robert Alpern has served as the Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine since June 2004. From July 1998 to June 2004, Dr. Alpern was the Dean of The University of Texas Southwestern Medical Center. He joined the faculty of The University of Texas Southwestern Medical Center in 1987 as Associate Professor and Chief of the Division of Nephrology. Dr. Alpern also served as Professor of Internal Medicine and held the Ruth W. and Milton P. Levy, Sr. Chair in Molecular Nephrology and the Atticus James Gill, M.D. Chair in Medical Science, while on the faculty of The University of Texas Southwestern Medical Center. Dr. Alpern served on the Scientific Advisory Board of Ilypsa from 2004 until 2007 and since 2007 has served on the Scientific Advisory Board of Relypsa. Dr. Alpern also serves as a Director on the Board of Yale — New Haven Hospital.  As the Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine, Dean of The University of Texas Southwestern Medical Center, and as a director Yale — New Haven Hospital, Dr. Alpern provides Abbott’s board with experience in academic administration, medicine, and medical and scientific research and development.

Roxanne S. Austin	Age 49	Director since 2000

President and Chief Executive Officer, Move Networks, Inc., American Fork, Utah (Telecommunications) and President, Austin Investment Advisors, Newport Coast, California (Private Investment and Consulting Firm)

Mrs. Austin is the president and chief executive officer of Move Networks, Inc., an IP-based television solution provider. Since 2004, she has been the president of Austin Investment Advisors, a private investment and consulting firm. She served as president and chief operating officer of DIRECTV, Inc. from June 2001 to December 2003. She also served as executive vice president of Hughes Electronics Corporation and as a member of its executive committee until December 2003. From 1997 to June 2001, Mrs. Austin was the corporate senior vice president and chief financial officer of Hughes Electronics Corporation. Prior to joining Hughes in 1993, Mrs. Austin was a partner at the accounting firm Deloitte & Touche. Mrs. Austin earned her B.B.A. degree in accounting from the University of Texas at San Antonio. She serves on the board of trustees of the California Science Center. Mrs. Austin serves on the board of directors of Target Corporation, Teledyne Technologies Inc., and Telefonaktiebolaget LM Ericsson (LM Ericsson Telephone Company).  As the president and chief executive officer of Move Networks, Inc., president and chief operating officer of DIRECTV, Inc., and executive vice president of Hughes Electronics Corporation, Mrs. Austin has strong management experience with a major public company with successful multinational operations.  As a former partner at the accounting firm Deloitte & Touche, she provides Abbott’s board with experience in finance matters.

William M. Daley	Age 61	Director since 2004

Vice Chairman and Head of the Office of Corporate Responsibility and Chairman of the Midwest, JPMorgan Chase & Co., Chicago, Illinois (Banking and Financial Services Company)

Mr. Daley has served as the senior executive of the Midwest region and serves on the JPMorgan Chase & Co. Executive Committee and on its International Council since May 2004. He served as president, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. Mr. Daley was vice chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as chairman of Vice President Albert Gore’s 2000 presidential election campaign. Mr. Daley served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley currently serves on the board of directors of The Boeing Company, The Art Institute of Chicago, Loyola University of Chicago, and Northwestern University. He also sits on the Council on Foreign Relations. Mr. Daley also served on the board of directors of Boston Properties, Inc. from 2003 to 2007. Mr. Daley is a graduate of Loyola University in Chicago and of John Marshall Law School.  As the senior executive of the Midwest region and a member of the JPMorgan Chase & Co. Executive Committee and International Council, Mr. Daley has strong management experience with a major public company with successful multinational operations and experience in finance matters.  As a former U.S. Secretary of Commerce, he also provides Abbott’s board with senior level governmental experience.

W. James Farrell	Age 67	Director since 2006

Retired Chairman and Chief Executive Officer of Illinois Tool Works Inc., Glenview, Illinois
(Worldwide Manufacturer of Highly Engineered Products and Specialty Systems)

Mr. Farrell served as the chairman of Illinois Tool Works Inc. from 1996 to 2006 and as its chief executive officer from 1995 to 2005. He currently serves on the board of directors of Allstate Insurance Company, UAL Corporation, and 3M. Mr. Farrell also served on the board of directors of Kraft Foods, Inc. from 2001 to 2006 and Sears, Roebuck and Company from 1999 to 2005.  As the chairman and chief executive officer of Illinois Tool Works, Mr. Farrell acquired strong management experience with a major public company with successful multinational operations which he contributes to Abbott’s board.

H. Laurance Fuller	Age 71	Director since 1988

Retired Co-Chairman of the Board, BP Amoco, p.l.c., London, United Kingdom (Integrated Petroleum and Chemicals Company)

Mr. Fuller was elected president of Amoco Corporation in 1983 and chairman and chief executive officer in 1991. As the result of the merger of British Petroleum, p.l.c. and Amoco effective December 31, 1998, he became co-chairman of BP Amoco, p.l.c. He retired from that position in April 2000. He currently serves as a director of Cabot Microelectronics Corporation and The Nature Conservancy of South Carolina, and a life trustee of The Orchestral Association and presidential counselor of Cornell University. Mr. Fuller also served on the board of directors of Motorola, Inc. from 1994 to 2007.  As the co-chairman of the board, BP Amoco and chairman and chief executive officer of Amoco Corporation, Mr. Fuller acquired strong management experience with a major public company with successful multinational operations, which he contributes to Abbott’s board.

William A. Osborn	Age 62	Director since 2008

Retired Chairman and Chief Executive Officer of Northern Trust Corporation (A Multibank Holding Company) and The Northern Trust Company, Chicago, Illinois (Banking Services Company)

Mr. Osborn was chairman of Northern Trust Corporation from 1995 through 2009 and served as its chief executive officer from 1995 through 2007. Mr. Osborn currently serves as a director of Caterpillar Inc., General Dynamics Corporation, and Tribune Company. He is chairman of the Board of Trustees of Northwestern University and also serves as chairman of the Chicago Symphony Orchestra Association. Mr. Osborn served on the board of directors of Nicor, Inc. from 1999 to 2006. He holds a B.A. degree and an M.B.A. degree from Northwestern University.  As the chairman and chief executive officer of Northern Trust Corporation and The Northern Trust Company, Mr. Osborn acquired strong management experience with a major public company with successful multinational operations and experience in finance matters, which he contributes to Abbott’s board.

The Rt. Hon. Lord Owen CH FRCP	Age 71	Director since 1996

Chairman of Europe Steel, Ltd., London, United Kingdom (International Trader in Steel Products)

David Owen is a British subject. He was a neurologist and Research Fellow on the Medical Unit of St. Thomas’ Hospital, London, from 1962 through 1968 and a member of Parliament for Plymouth in the House of Commons from 1966 until he retired in May of 1992. In 1992, he was created a Life Peer and a Member of the House of Lords. In August of 1992, the European Union appointed him Co-Chairman of the International Conference on Former Yugoslavia. He stepped down in June of 1995. He was chairman of Global Natural Energy p.l.c. (an owner and operator of gasoline retailing sites) from 1995 to 2006. Lord Owen currently serves as a director of Hyperdynamics Corp. Lord Owen was Secretary for Foreign and Commonwealth Affairs from 1977 to 1979 and Minister of Health from 1974 to 1976.  As the chairman of Europe Steel, Ltd., Lord Owen provides Abbott’s board with strong management experience with a major public company with successful multinational operations and experience in finance matters.  His background as a neurologist and Research Fellow on the Medical Unit of St. Thomas’ Hospital, as a member of the House of Commons and as a former Secretary for Foreign and Commonwealth Affairs and as Minister of Health, provides Abbott’s board with experience in medicine, medical and scientific research and development, and senior level government.

Roy S. Roberts	Age 70	Director since 1998

Managing Director, Reliant Equity Investors, Chicago, Illinois (Venture Capital Firm)

Mr. Roberts has served as managing director of Reliant Equity Investors since September 2000. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was group vice president for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Prior to that time, he was vice president and general manager in charge of Field Sales, Service and Parts for the Vehicle Sales, Service and Marketing Group from August 1998 to October 1998, general manager of the Pontiac-GMC Division from February 1996 to October 1998, and general manager of the GMC Truck Division from October 1992 to February 1996. Mr. Roberts first joined General Motors Corporation in 1977 and became a corporate officer of General Motors Corporation in April 1987. Mr. Roberts earned a bachelor’s degree from Western Michigan University. He also completed the Executive Development Program at Harvard Business School. He currently serves as a director of Enova Systems, Inc., as Trustee Emeritus at Western Michigan University, and as past president and on the National Board of Directors for the Boy Scouts of America. Mr. Roberts also served on the board of directors of Burlington Northern Santa Fe from 1993 to 2010.  As a managing director of Reliant Equity Investors, Mr. Roberts provides Abbott’s board with experience in finance matters.  While at General Motors, he acquired strong management experience with a major public company with successful multinational operations.

Samuel C. Scott III	Age 65	Director since 2007

Retired Chairman, President and Chief Executive Officer of Corn Products International, Inc., Westchester, Illinois (A Corn Refining Company)

In 2009, Mr. Scott retired as chairman, president and chief executive officer of Corn Products International, after having served in those positions since 1997. He was president of the Corn Refining Division of CPC International from 1995 through 1997, when CPC International spun off Corn Products International as a separate corporation. Mr. Scott currently serves on the board of directors of Bank of New York Mellon Corporation, Motorola, Inc., the Chicago Council on Global Affairs, the Chicago Urban League, Northwestern Healthcare, and Chicago Sister Cities. Mr. Scott graduated from Fairleigh Dickinson University.  As the chairman, president and chief executive officer of Corn Products International, Mr. Scott acquired strong management experience with a major public company with successful multinational operations and experience in finance matters, which he contributes to Abbott’s board.

William D. Smithburg	Age 71	Director since 1982

Retired Chairman, President and Chief Executive Officer, The Quaker Oats Company, Chicago, Illinois (Worldwide Food Manufacturer and Marketer of Beverages and Grain-Based Products)

Mr. Smithburg retired from Quaker Oats in October 1997. Mr. Smithburg joined Quaker Oats in 1966 and became president and chief executive officer in 1981, and chairman and chief executive officer in 1983 and also served as president from November 1990 to January 1993 and again from November 1995. Mr. Smithburg was elected to the Quaker board in 1978 and served on its executive committee until he retired. He is a director of Smurfit-Stone Container Corporation, Northern Trust Corporation, and Corning Incorporated. He is a member of the board of trustees of Northwestern University. Mr. Smithburg earned a B.S. degree from DePaul University and an M.B.A. degree from Northwestern University.  As the chairman, president and chief executive officer of The Quaker Oats Company, Mr. Smithburg acquired strong management experience with a major public company with multinational operations and experience in finance matters, which he contributes to Abbott’s board.

Glenn F. Tilton	Age 61	Director since 2007

Chairman, President and Chief Executive Officer of UAL Corporation, Elk Grove Township, Illinois (Holding Company) and United Air Lines, Inc., a wholly owned subsidiary of UAL Corporation (Air Transportation)

Mr. Tilton has been chairman, president and chief executive officer of UAL Corporation (UAL Corporation filed a voluntary bankruptcy petition under the federal bankruptcy laws in December 2002 and exited bankruptcy in February 2006) and United Air Lines, Inc., a wholly owned subsidiary of UAL Corporation since September 2002. From October 2001 to August 2002, he served as vice chairman of Chevron Texaco Corporation (global energy). In addition, from May 2002 to September 2002 he served as non-executive chairman of Dynegy, Inc. (energy). From February to October 2001 he served as chairman and chief executive officer of Texaco Inc. (global energy). He currently serves as the chairman of the board of directors of the Air Transport Association, and is a member of the U.S. Travel and Tourism Advisory Board. He also serves on the board of the directors of Northwestern Memorial Hospital and on the board of trustees for the Field Museum and the Museum of Science and Industry. Mr. Tilton also served on the board of directors of Lincoln National Corporation from 2002 to 2007, and TXU Corporation from 2005 to 2007.  As chairman, president and chief executive officer of UAL Corporation and United Air Lines and having previously served as vice chairman of Chevron Texaco and as non-executive chairman of Dynegy, Inc., Mr. Tilton acquired strong management experience with a major public company with successful multinational operations and experience in finance matters, which he contributes to Abbott’s board.

Miles D. White	Age 55	Director since 1998

Chairman of the Board and Chief Executive Officer, Abbott Laboratories

Mr. White has served as Abbott’s chairman of the board and chief executive officer since 1999. He served as an executive vice president of Abbott from 1998 to 1999, as senior vice president, diagnostics operations from 1994 to 1998, and as vice president, diagnostics systems operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor’s degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University. He currently serves as a director of McDonald’s Corporation. Mr. White also served on the board of directors of Motorola, Inc. from 2005 to 2009 and Tribune Company from 2005 to 2007.  Serving as Abbott’s chairman of the board and chief executive officer since 1999 and having joined Abbott in 1984, Mr. White contributes not only his strong management experience with a major public company with successful multinational operations to Abbott’s board, but also his depth of knowledge of Abbott and its operations, ensuring the appropriate level of oversight and responsibility is applied to all board decisions.

Attachment B

Proposed enhancements are italicized and underscored

Excerpt from 2010 proxy statement

COMPENSATION COMPONENTS

Using compensation survey data from the peer groups, a range for total compensation and each of its elements—base salary, annual incentive, long-term incentives and non-cash compensation—is annually established by the Committee for each named officer. The Committee considered a number of alternative financial metrics to assess Abbott’s relative performance. Based upon the advice of its independent compensation consultant, and its own review, the Committee determined that total shareholder return, earnings per share, return on equity, and return on net assets were appropriate performance measures. The Committee also evaluates the success of the management team as a whole and each officer’s goals in the development and execution of strategic plans, the development of talent, successful progress of Abbott’s diversity initiative, and the exercise of leadership within the industry and in the communities that Abbott serves.

Specific pay decisions for the named officers are described below and reflected in the Summary Compensation Table on page 18 of this proxy statement.

Base Pay

An overall merit budget of 3.0% was established for executive staff in 2009. Most executives received a 3.0% merit increase, but due to individual performance, peer comparisons both outside and inside the company, promotions, career growth and potential, individual increases varied.

Performance-Based Annual Cash Incentives

All named officers participate in the 1998 Abbott Laboratories Performance Incentive Plan. The Performance Incentive Plan is designed to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986 for performance-based compensation.

Each year, maximum award allocations for Performance Incentive Plan participants as a percentage of consolidated net earnings are set. For 2009, the maximum award for the Chief Executive Officer was .0015 of adjusted consolidated net earnings for the fiscal year and for all other Performance Incentive Plan participants ..00075 of adjusted consolidated net earnings. Historically, and in 2009, the Committee exercised its discretion to deliver Performance Incentive Plan awards below the maximums based upon achievement against the following measures and, as noted above, the evaluation of the officer’s overall performance.

Measures	Goal Weighting

Ongoing Earnings Per Share	20%

Key Financial Goals (sales, margin, etc.)	50%

Business Process and Other Financial Goals (budget, product approvals, product launches, quality, management, leadership, etc.)	30%

Actual 2009 awards paid to Performance Incentive Plan participants were based on performance relative to these pre-determined company and individual goals and measures. For 2009, Abbott met its ongoing earnings per share target.  Since the company financial goals were met in 2009, that portion of each participant’s award was paid accordingly.

For the individual component, each participant had a portion of his or her award determined based on goals specific to the officer’s area of responsibility, which included sales, margin, returns, cash flow, and demonstrated management and leadership, as appropriate. Goal performance varied among participants in 2009 and as a result the final bonus awards differed.